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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021636

SEC FILE NUMBER
8-533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 07 2002
WASHINGTON DC SECTION
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/16/02FV

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 Jefferson Road
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Burke (585) 232-3760
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

James P. Burke
Signature

VP - FINANCE
Title

Lois Grove Jeffery
Notary Public

LOIS GROVE JEFFERY
Notary Public, State of New York
Qualified in Monroe County
No. 01JE4827209
Commission Expires Feb. 15, 03

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Report of Independent Accountants on Internal Control Structure required by SEC Rule 17a-5 (under separate cover).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sage, Rutty & Co., Inc.

Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 1, 2002

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sage, Rutty & Co., Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000

Report of Independent Accountants

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 1, 2002

Sage, Rutty & Co., Inc.
Statements of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Cash	$ 728,951	$ 294,114
Firm margin deposit	685,426	426,894
Receivable from brokers and dealers	200,982	309,035
Securities in Firm account, at market	2,649,731	2,750,535
Deposits and other assets	326,898	571,824
Fixed assets, less accumulated depreciation	302,162	413,759
Deferred tax asset	-	158,800
Total assets	$ 4,894,150	$ 4,924,961
Liabilities and Shareholders' Equity		
Liabilities:		
Payable to brokers and dealers	$ 2,037,683	$ 2,011,091
Accrued compensation and related taxes	166,372	85,625
Accrued profit sharing	45,000	65,000
Dividends payable	66,800	-
Other liabilities	-	300,000
Income taxes payable	-	193,403
Deferred tax liability	30,200	-
Total liabilities	2,346,055	2,655,119
Shareholders' equity:		
Common stock - no par value; authorized 1,000 shares; 840 shares issued	261,743	261,743
Retained earnings	3,292,185	3,013,932
	3,553,928	3,275,675
Less - Treasury stock, at cost, 172 shares	(1,005,833)	(1,005,833)
Total shareholders' equity	2,548,095	2,269,842
Total liabilities and shareholders' equity	$ 4,894,150	$ 4,924,961

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income

	For the Years Ended December 31, 2001	2000
Revenues:		
Income on securities transactions	$ 566,298	$ 785,098
Commissions and fees	5,183,229	5,584,894
Interest and dividends	98,964	182,058
Other income	601,208	42,862
	6,449,699	6,594,912
Expenses:		
Employee compensation, payroll taxes and benefits	4,194,965	3,977,516
Securities clearing expense	221,696	303,264
Communications	443,110	449,384
Occupancy	468,721	475,254
Interest	9,804	86,971
Other operating expenses	449,191	1,561,889
	5,787,487	6,854,278
Income (loss) before provision for income taxes	662,212	(259,366)
Provision for (benefit from) income taxes	250,359	(98,795)
Net income (loss)	$ 411,853	$ (160,571)

The accompanying notes are an integral part of these financial statements.

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 1999	$ 261,743	$ 3,174,503	$ (950,808)	$ 2,485,438
Net income	-	(160,571)	-	(160,571)
Purchase of 10 shares of common stock	-	-	(55,025)	(55,025)
Balance, December 31, 2000	261,743	3,013,932	(1,005,833)	2,269,842
Net income	-	411,853	-	411,853
Dividends on common stock ($200 per share)	-	(133,600)	-	(133,600)
Balance, December 31, 2001	$ 261,743	$ 3,292,185	$ (1,005,833)	$ 2,548,095

Sage, Rutty & Co., Inc.
Statements of Cash Flows

	For the Years Ended December 31, 2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 411,853	$ (160,571)
Adjustments to reconcile net income to net cash provided by (used in) operating activities -		
Depreciation	98,019	120,633
Deferred income taxes	189,000	(363,698)
Unrealized loss on securities, net	127,394	214,774
Gain on disposal of asset	(8,426)	-
(Increase) decrease in operating assets -		
Firm margin deposit	(258,532)	(9,575)
Receivable from brokers and dealers	108,053	34,918
Deposits and other assets	244,926	(272,002)
Increase (decrease) in operating liabilities -		
Payable to brokers and dealers	26,592	305,307
Accrued salaries and related payroll taxes	80,747	(134,533)
Accrued profit sharing plan	(20,000)	(5,000)
Income taxes currently payable, net	(193,403)	193,403
Other liabilities	(300,000)	275,000
Proceeds from sale of securities	-	217,852
Purchase of securities	-	(31,105)
Total adjustments	94,370	545,974
Net cash provided by operating activities	506,223	385,403
Cash flows from investing activities:		
Net purchase of bonds	(26,592)	(305,307)
Proceeds from disposal of fixed asset	25,351	-
Capital expenditures, net	(3,345)	(169,689)
Net cash used in investing activities	(4,586)	(474,996)
Cash flows from financing activities:		
Dividends paid	(66,800)	(135,600)
Purchase of treasury shares, net	-	(55,025)
Net cash used in financing activities	(66,800)	(190,625)
Net increase (decrease) in cash	434,837	(280,218)
Cash - beginning of year	294,114	574,332
Cash - end of year	$ 728,951	$ 294,114
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	$ 9,804	$ 86,971
Cash paid during the year for income taxes	$ 157,237	$ 29,365
Supplemental disclosures of noncash financing activities:		
Dividends declared but not paid	$ 66,800	$ -

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Method of Income Recognition
Security transactions are recorded on a settlement date basis which is not materially different from trade date accounting, as required by accounting principles generally accepted in the United States of America. Commission income and expenses are reflected in the financial statements as of the settlement date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Statement of Cash Flows
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities in Firm Account
Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Unrealized losses in 2001 and 2000 amounted to $127,394 and $214,774, respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $685,426 and $426,894 at December 31, 2001 and 2000, respectively.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of five to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities in Firm Account

Securities in Firm account are comprised of the following:

	2001		2000	
	Market	Cost	Market	Cost
Bonds	$ 1,982,233	$ 2,008,844	$ 1,966,674	$ 1,938,734
Common stocks	667,498	451,292	783,861	494,811
	$ 2,649,731	$ 2,460,136	$ 2,750,535	$ 2,433,545

4. Fixed Assets

The Company's fixed assets are comprised of the following:

	2001	2000
Leasehold improvements	$ 366,415	$ 366,415
Furniture and equipment	107,444	114,767
Transportation vehicles	37,463	67,155
	511,322	548,337
Less - Accumulated depreciation	(209,160)	(134,578)
	$ 302,162	$ 413,759

Depreciation expense charged to operations for the years ended December 31, 2001 and 2000 amounted to $98,019 and $120,633, respectively. At December 31, 2001 and 2000, all cost and accumulated depreciation attributable to fully depreciated fixed assets were written off.

5. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The contribution to the plan for the years ended December 31, 2001 and 2000 amounted to $45,000 and $65,000, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 15% of their pay (subject to annual legal limitations).

6. Income Taxes

The provision for income tax expense for the years ended December 31 consists of the following:

	2001	2000
Current:		
Federal income taxes	$ 47,161	$ 201,115
State income taxes	14,198	63,788
	61,359	264,903
Deferred	189,000	(363,698)
	$ 250,359	$ (98,795)

The deferred income tax expense (benefit) for 2001 and 2000 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2001	2000
Embezzlement loss	$ -	$ 266,000
Depreciation	45,642	19,600
Unrealized investment gain	(75,842)	(126,800)
	$ (30,200)	$ 158,800

The effective tax rate is different from the federal statutory rate of 34% due principally to tax exempt income of approximately $26,000 and $64,000 in 2001 and 2000, respectively, the timing of the receipt of insurance proceeds totaling $500,000, unrealized losses of $127,000 and $215,000 in 2001 and 2000, respectively, as well as state taxes, net of federal tax benefits.

7. Line of Credit

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2001 and 2000.

8. Lease Commitment

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

9. 2000 Expense Relating to Former Employee Embezzlement

In 2000, a former employee pleaded guilty to the embezzlement of client funds. As a result of this former employee's actions, the Company reimbursed the clients for the amounts taken. Those amounts approximated $1,400,000 during 2000. The Company had an accrued liability of $300,000 associated with the embezzlement actions of the former employee at December 31, 2000.

The Company received and recorded restitution from the former employee in the amount of $352,000 as determined by the Livingston County (New York) District Attorney. Accordingly, during 2000, the Company recognized approximately $1,100,000 of net expense related to these activities.

In addition to the restitution received from the former employee, the Company received additional proceeds from insurance claims of $500,000 during the fiscal year ending 2001 which was recorded as other income.

10. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

11. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2001, the Company has net capital (as defined) of $1,808,911 of which $1,558,911 was in excess of its required net capital of $250,000. The Company's net capital ratio was .15 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2001

1. Total ownership equity		$ 2,548,095
2. Deduct: Ownership equity not allowable for net capital		
3. Total ownership equity qualified for net capital		2,548,095
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
B. Other (deductions) or allowable credits	-	
5. Total capital and allowable subordinated liabilities		2,548,095
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition:	529,060	
1. Additional charges for customers' and non-customers' security accounts	-	
Additional charges to customers' and non-customers' commodity accounts	-	
B. Aged fail-to-deliver:		
1. Number of items	-	
C. Aged short security differences	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges		(529,060)
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,019,035

9. Haircuts on securities:		$ 2,019,035
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	-	
2. U.S. and Canadian Government obligations	-	
3. State and Municipal Government obligations	84,782	
4. Corporate obligations	-	
5. Stocks and warrants	97,527	
6. Options	-	
7. Arbitrage	-	
8. Other securities	-	
D. Undue concentration	27,815	
E. Other		(210,124)
10. Net capital		$ 1,808,911
Computation of Basic Net Capital Requirement		
11. Minimum net capital required (6-2/3% of line 19)		$ 18,545
12. Minimum dollar net capital requirement of reporting broker and dealer		250,000
13. Net capital requirement (greater of line 11 or 12)		250,000
14. Excess net capital (line 10 less line 13)		1,558,911
15. Excess net capital at 1,000% (line 10 less 10% of line 19)		$ 1,781,094

16.	Total A.I. liabilities from Statement of Financial Condition		$ 278,172
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts (list)	-	
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		-
19.	Total aggregate indebtedness		$ 278,172
20.	Percentage of aggregate indebtedness to net capital		15.4%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,170,553
Adjustments made to income and expense accounts which increase ownership equity	144,121
Decrease in non-allowable assets deducted	244,237
Excess net capital per this computation	$ 1,558,911

Sage, Rutty & Co., Inc.
Computation for Determination of Reserve and Information for Possession or Control Requirements
For the Year Ended December 31, 2001 — Schedule II

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.